Exhibit 99.1

Contact Information

H World Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@huazhu.com

https://ir.hworld.com

H World Group Limited Announces Preliminary Results for Hotel Operations

in the Second Quarter of 2022

Shanghai, China, July 20, 2022 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, “we” or “our”), a world-leading hotel group, today announced preliminary results for hotel operations in the second quarter (“Q2 2022”) ended June 30, 2022.

COVID-19 update

For our Legacy-Huazhu business, the large-scale outbreak of Omicron variant in China since early-March 2022 led to massive lockdown in various cities and sharp decline in the demand for both business and leisure travel. As a result, our RevPAR in Q2 2022 only recovered to 69% of the 2019 level. Breaking down into each month, April and May 2022 were the hardest-hit with RevPAR only having recovered to 53% and 65% of the 2019 levels respectively. However, RevPAR recovery improved in June 2022 to 86% of the 2019 level due to gradual lift of lockdown since late May 2022. In addition, if we consider the impacts of requisitioned hotels, our RevPAR recovery in Q2 2022 would have been 75% of the 2019 level.

Steigenberger Hotels AG and its subsidiaries (“DH”, or “Legacy-DH”) have seen an accelerating RevPAR recovery in Q2 2022. While RevPAR in March 2022 was 35% lower than the 2019 level, June 2022 RevPAR was only 1% behind that of 2019.  However, against the background of surging inflation in Europe and the resulting substantial increase in costs as well as uncertainties about the future development of COVID-19 and energy supplies, DH has been focusing on cash flow improvement measures. As a consequence, DH will continue to focus on efficiency improvements, re-negotiation of lease contracts, and personnel cost optimization.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q2 2022	Closed (2) in Q2 2022	Net added in Q2 2022	As of June 30, 2022 (3)	As of June 30, 2022

Leased and owned hotels	5	(12)	(7)	646	91,171
Manachised and franchised hotels	264	(74)	190	7,405	657,771
Total	269	(86)	183	8,051	748,942

(1)	Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.
(2)	The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q2 2022, we temporarily closed 7 hotels for brand upgrade and business model change purposes.
(3)	As of June 30, 2022,645 hotels were requisitioned by governmental authorities.

	As of June 30, 2022
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,859	974
Leased and owned hotels	381	1
Manachised and franchised hotels	4,478	973
Midscale and upscale hotels	3,192	1,225
Leased and owned hotels	265	19
Manachised and franchised hotels	2,927	1,206
Total	8,051	2,199

Operational hotels excluding hotels under requisition(4)

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2021	2022	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	311	263	243	-21.7%
Manachised and franchised hotels	246	218	215	-12.8%
Blended	255	224	218	-14.5%
Occupancy Rate (as a percentage)
Leased and owned hotels	81.1%	56.7%	62.9%	-18.1	p.p.
Manachised and franchised hotels	82.5%	59.6%	64.9%	-17.6	p.p.
Blended	82.3%	59.2%	64.6%	-17.7	p.p.
RevPAR (in RMB)
Leased and owned hotels	252	149	153	-39.2%
Manachised and franchised hotels	203	130	139	-31.4%
Blended	210	132	141	-32.9%

	For the quarter ended
	June 30,	June 30,	yoy
	2019	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	281	243	-13.5%
Manachised and franchised hotels	225	215	-4.7%
Blended	236	218	-7.8%
Occupancy Rate (as a percentage)
Leased and owned hotels	89.4%	62.9%	-26.5	p.p.
Manachised and franchised hotels	86.3%	64.9%	-21.4	p.p.
Blended	86.9%	64.6%	-22.3	p.p.
RevPAR (in RMB)
Leased and owned hotels	252	153	-39.2%
Manachised and franchised hotels	194	139	-28.4%
Blended	206	141	-31.4%

(4)	If including hotels under requisition, RevPAR in Q2 2022 would have been 75% of the 2019 level.

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter		yoy	For the quarter		yoy	For the quarter		yoy
	As of June 30,		ended June 30,		change	ended June 30,		change	ended June 30,		change
	2021	2022	2021	2022		2021	2022		2021	2022	(p.p.)
Economy hotels	3127	3127	172	112	-34.8%	197	166	-16.0%	87.2%	67.7%	-19.5
Leased and owned hotels	350	350	193	121	-37.3%	229	177	-22.7%	84.3%	68.4%	-15.9
Manachised and franchised hotels	2777	2777	168	110	-34.3%	191	163	-14.6%	87.7%	67.5%	-20.2
Midscale and upscale hotels	1785	1785	275	173	-37.2%	335	281	-16.4%	81.9%	61.5%	-20.4
Leased and owned hotels	203	203	323	190	-41.1%	414	332	-19.8%	78.0%	57.3%	-20.7
Manachised and franchised hotels	1582	1582	266	169	-36.3%	322	272	-15.6%	82.7%	62.3%	-20.3
Total	4912	4912	217	138	-36.2%	255	213	-16.7%	84.9%	65.0%	-19.9

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter		yoy	For the quarter		yoy	For the quarter		yoy
	As of June 30,		ended June 30,		change	ended June 30,		change	ended June 30,		change
	2019	2022	2019	2022		2019	2022		2019	2022	(p.p.)
Economy hotels	1888	1888	182	110	-39.4%	195	164	-15.8%	93.1%	67.0%	-26.1
Leased and owned hotels	334	334	204	119	-41.8%	218	175	-20.0%	93.6%	68.1%	-25.5
Manachised and franchised hotels	1554	1554	176	108	-38.7%	189	161	-14.5%	93.0%	66.7%	-26.3
Midscale and upscale hotels	773	773	283	165	-41.5%	333	279	-16.3%	84.8%	59.3%	-25.5
Leased and owned hotels	155	155	348	170	-51.0%	401	312	-22.3%	86.6%	54.7%	-31.9
Manachised and franchised hotels	618	618	261	164	-37.3%	310	269	-13.2%	84.2%	60.8%	-23.4
Total	2661	2661	217	129	-40.4%	240	201	-16.3%	90.3%	64.3%	-25.9

Operating Results: Legacy-DH(5)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q2 2022	Closed in Q2 2022	Net added in Q2 2022	As of June 30, 2022(6)	As of June 30,2022	As of June 30,2022
Leased hotels	2	-	2	79	14,939	25
Manachised and franchised hotels	3	-	3	46	10,017	12
Total	5	-	5	125	24,956	37

(5)	Legacy-DH refers to DH.
(6)	As of June 30, 2022, a total of 3 hotels were temporarily closed. 1 hotel was closed for renovation and 1 hotel was closed due to flood damage. Additionally, 1 hotel was temporarily closed due to extensive hotel refurbishment.

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2021	2022	2022	change
Average daily room rate (in EUR)
Leased hotels	85.2	90.0	112.6	32.2%
Manachised and franchised hotels	77.9	85.5	106.7	37.0%
Blended	81.5	88.0	110.4	35.5%
Occupancy rate (as a percentage)
Leased hotels	20.0%	34.1%	61.2%	+41.2	p.p.
Managed and franchised hotels	30.8%	44.0%	57.9%	+27.1	p.p.
Blended	24.4%	38.0%	59.8%	+35.4	p.p.
RevPAR (in EUR)
Leased hotels	17.0	30.7	68.9	305.3%
Managed and franchised hotels	24.0	37.6	61.8	157.5%
Blended	19.8	33.4	66.0	233.3%

Hotel Portfolio by Brand

	As of June 30, 2022
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,874	384,177	985
HanTing Hotel	3,124	277,284	626
Hi Inn	458	24,036	120
Ni Hao Hotel	106	7,503	188
Elan Hotel	952	50,910	7
Ibis Hotel	219	22,734	33
Zleep Hotels	15	1,710	11
Midscale hotels	2,666	291,349	949
Ibis Styles Hotel	84	8,679	13
Starway Hotel	557	44,683	185
JI Hotel	1,515	180,847	528
Orange Hotel	479	52,168	215
CitiGO Hotel	31	4,972	8
Upper midscale hotels	494	72,304	244
Crystal Orange Hotel	155	20,639	56
Manxin Hotel	99	9,432	52
Madison Hotel	43	6,346	55
Mercure Hotel	131	22,533	43
Novotel Hotel	15	4,032	14
IntercityHotel(7)	51	9,322	24
Upscale hotels	118	20,367	51
Jaz in the City	3	587	1
Joya Hotel	8	1,386	-
Blossom House	39	1,888	28
Grand Mercure Hotel	7	1,485	5
Steigenberger Hotels & Resorts(8)	53	13,710	9
MAXX (9)	8	1,311	8
Luxury hotels	15	2,326	2
Steigenberger Icon(10)	9	1,847	1
Song Hotels	6	479	1
Others	9	3,375	5
Other hotels(11)	9	3,375	5
Total	8,176	773,898	2,236

(7)	As of June 30, 2022, 2 operational hotels and 9 pipeline hotels of IntercityHotel were in China.
(8)	As of June 30, 2022, 11 operational hotels and 2 pipeline hotels of Steigenberger Hotels & Resorts were in China.
(9)	As of June 30, 2022, 2 operational hotels and 8 pipeline hotels of MAXX were in China.
(10)	As of June 30, 2022, 3 operational hotels of Steigenberger Icon were in China.
(11)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).

About H World Group Limited

Originated in China, H World Group Limited is a world-leading hotel group. As of June 30, 2022, H World operated 8,176 hotels with 773,898 rooms in operation in 17 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of June 30, 2022, H World operates 14 percent of its hotel rooms under lease and ownership model, and 86 percent under manachise and franchise models.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.